September 9, 2011
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:	Smith Micro Software, Inc. (File No. 000-26536)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 25, 2011
Form 10-Q for the Fiscal Quarters Ended March 31
and June 30, 2011
Filed on May 4 and August 3, 2011
Dear Mr. Krikorian:
          We are filing this letter in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated August 25, 2011 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience.
Form 10-K for the Fiscal Year Ended December 31, 2010 (the “Form 10-K”)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 27
1.	We note that your Form 10-K was filed on February 25, 2011 and that “subsequent events [were] evaluated as of the date of [the] filing.” Please tell us what consideration was given to disclosing the 40% decrease in stock price between December 31, 2010 and your filing date. Further, we note discussion in your financial results conference call on February 24, 2011 of slow sell through for a large customer that was announced on February 8, 2011. Tell us what, if any, consideration was given to disclosing any of these events or trends within your revenue discussions.
Decrease in Stock Price
          As indicated in Comment No. 1, the Company stated in footnote 10 to the financial statements of the Form 10-K that “subsequent events have been evaluated as of the date of this
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

filing and there are no further disclosures required.” Consistent with this statement, the Company did consider whether the decline in stock price between December 31, 2010 (closing at $15.74) and the Form 10-K filing date of February 25, 2011 (closing at $9.40) resulted in impairment of goodwill and other intangible assets, which, if it occurred, could be material to a discussion of subsequent events in the Form 10-K. A summary of the Company’s impairment analysis methodology, including the effect of the decline in stock price on this analysis, are discussed below:
          Methodology
          The Company accounts for goodwill and other intangible assets in accordance FASB ASC Topic No. 350, Intangibles-Goodwill and Other, which requires that goodwill and other identifiable intangible assets with indefinite useful lives be tested for impairment at least annually. The Company tests goodwill and intangible assets for impairment in December of each year, or more frequently if events and circumstances warrant.
          The Company has a process in place to continuously review triggering events that may indicate a possible impairment of goodwill. The triggering events that we monitor are (i) stock price/market capitalization, (ii) projected revenues, (iii) operating income, and (iv) the introduction/sales of new products.
          Under ASC No. 350, goodwill impairment analysis is a two-step process. The first step, used to identify potential impairment, compares the Company’s fair value to its net book value including goodwill. If the fair value exceeds net book value, applicable goodwill is considered not to be impaired. If the fair value is determined to be less than net book value, then in the second step, the Company would calculate an implied fair value of the Company’s goodwill and compare it to its carrying amount. If the carrying amount of goodwill exceeds the implied fair value, the Company would recognize an impairment loss equal to that excess amount.
          Impairment Analysis as of December 31, 2010
          Using the above methodology, the Company estimated the fair value of its goodwill and other intangible assets as of December 31, 2010 based on (i) the income approach, which included discounted cash flows, as well as (ii) a market approach that utilized the Company’s earnings and revenue multiples. Under the income approach, the Company’s discounted cash flows required management’s judgment with respect to forecasted revenues, launch of new products, operating expenses, working capital and the selection and use of an appropriate discount rate. Under the market approach, the Company utilized comparable company analysis using market price data of stocks of corporations that are actively traded in public, free and open markets, either on an exchange or on an over-the-counter basis. Although it is clear that no two companies are entirely alike, the only restrictive requirement imposed by this method is that the selected guideline companies were engaged in the same or a similar line of business, distribution channel, and the like. In selecting valuation multiples, we considered the business line and history, profitability, growth, and risk of each guideline company relative to the Reporting Units. We applied the cash-free market value of invested capital (MVIC)-to-revenue multiples to the Reporting Units’ actual results. In addition, we applied the cash-free market value of MVIC-to-EBIT multiple to the Wireless Reporting Unit. These valuation calculations were carried out by a third party, Globalview Advisors LLC, which we engage each year for the annual goodwill impairment test analysis.
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

          The Company’s fair value assessment resulted in a fair value that was marginally greater than the Company’s carrying values for the Productivity & Graphics operating unit and was significantly greater than the Company’s carrying value for the Wireless operating unit at December 31, 2010. In accordance with the above methodology, the second step of the impairment test was not required to be performed and no impairment of goodwill was recorded as of December 31, 2010.
          Significant management judgment was required in the forecast of future operating results that was used in the Company’s impairment analysis. Our estimates were consistent with the plans and estimates used by the Company to manage our business at the time of the analysis. Significant assumptions utilized in the Company’s income approach model included the forecasted growth rate of sales for recently introduced products and the introduction of anticipated new products.
          At the time of filing of the Company’s Form 10-K on February 25, 2011, the Company’s stock price had declined by approximately 40% to $9.40 per share. However at $9.40, the Company’s market capitalization was approximately $328.7 million, which would not, under the above analysis, by itself indicate an impairment of assets. In addition, the Company’s average stock price over the three year period of 2008 — 2010 was $8.54. The $9.40 per share price was significantly higher than the Company’s historical stock price levels during this period, during which we had no indication of a possible impairment of goodwill.
Slow Sell Through
          As indicated in the Staff’s comment, on February 8 and February 24, 2011, the Company discussed that orders in the first quarter from a key customer would fall below expected levels due to the customer carrying sufficient inventory and experiencing slower than expected sales of a product which utilized our technology. In response to this event, the Company retracted its annual 2011 revenue guidance on February 8, 2011, and disclosed that it had limited visibility of 2011 revenue at the time of the filing. The Company also announced that it would only be providing quarterly revenue guidance and not annual guidance for the remainder of 2011.
          At the time of filing the Form 10-K, the Company felt that the above disclosures were sufficient and that the event would likely be a one-quarter issue, the large customer (Verizon) would start ordering at historical levels starting the second fiscal quarter of 2011, and that this one-quarter decrease would not be permanent or indicate an ongoing trend.
          In addition, the Company did disclose under “Risk Factors” that, among other things, the Company’s quarterly revenues were difficult to predict, the Company had a customer concentration in 2010 and that changes in demand and underlying technology (including the rate of adoption of the 4G networking standard by wireless carriers and handset manufacturers) could impact its results.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6. Segment and Geographical Information, page F-22
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

2.	Tell us the amount of revenue attributable to Verizon, AT&T, Sprint and Dell in each of the years presented. Further, with regard to your enterprise-wide disclosures within this section, tell us what consideration was given to disclosing the revenues for each customer representing 10% or more of total revenue pursuant to ASC 280-10-50-42. In addition, ensure that future filings provide the amount of goodwill allocated to each segment.
          Verizon Wireless accounted for 40.1% ($52.3 million) of total Company revenue in 2010, 32.8% ($35.2 million) in 2009 and 31.9% ($31.5 million) in 2008. AT&T accounted for 12.3% ($16.1 million) of total Company revenue in 2010, 10.3% ($11.1 million) in 2009 and 9.0% ($8.8 million) in 2008. Sprint accounted for 13.9% ($18.1 million) of total Company revenue in 2010, 10.4% ($11.1 million) in 2009 and 7.2% ($7.1 million) in 2008. Dell accounted for 7.6% ($9.96 million) of total Company revenue in 2010, 12.2% ($13.1 million) in 2009 and 6.5% ($6.4 million) in 2008.
          On page 8 of the Form 10-K, the Company disclosed the applicable percentages of revenue accounted for by Verizon Wireless (our largest customer) for 2010, 2009 and 2008, and identified by name the other customers exceeding 10% of revenues without quantifying revenues for each customer (other than Verizon). On page F-22, the Company disclosed similar information. Since there are only a small number of wireless carriers, the Company felt that this type of disclosure provided meaningful information to investors while respecting our concerns to preserve customer confidentiality. In our Form 10-Q filings during fiscal 2011, we listed the individual percentages for the quarter of customers exceeding 10% of revenues without listing the customer names.
          We believe these disclosures satisfied the requirements for the filings under ASC 280-10-50-42, and also under Item 101 of Regulation S-K with respect to the Form 10-K. However in our future periodic reports, we will disclose, in the financial statement footnotes, the individual percentages of any customer accounting for more than 10% of revenues without listing the names of the customers.
          In addition, this will confirm that in future Form 10-K and 10-Q filings, the Company will provide the amount of goodwill and intangible assets allocated to each business segment.
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Notes to the Consolidated Financial Statements
Note 11. Goodwill, page 11
3.	We note that as of March 31, 2011 you had not “noted any triggering events that would indicate impairment.” Please explain how you concluded that there were no triggering events, given the approximate 40% decrease in your stock price between December 31, 2010 and March 31, 2011. In addition to the significant loss in market value, we note decreased revenues, a net loss and negative cash flows from operating activities.
          As discussed earlier, we have a process in place to continuously review triggering events that may indicate a possible impairment of goodwill. The triggering events that we monitor are (i) stock price/market capitalization, (ii) projected revenues, (iii) operating income, and (iv) the introduction/sales of new products.
          During the first quarter, we considered market capitalization as part of this process. At March 31, 2011, the Company’s market capitalization was $335.8 million, and the net book value of the Company’s assets was $213.1 million, or $122.7 million below its market capitalization. Using this simple valuation, it did not appear that goodwill was impaired.
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

          Furthermore, on February 17, 2011, the Company’s internal business plan for 2011 was revised to reflect $121.5 million in revenues, with 2011 operating income at $10.5 million on a non-GAAP basis. This revised internal plan was reviewed by the Company’s Board of Directors on February 22, 2011. The plan projected first quarter revenues at $17.0 million, which came in at $17.8 million. The Company continued to believe at March 31, 2011 and the date of the Form 10-Q filing for this quarter that we would achieve our revised business plan for the year.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations; Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010, page 17
4.	We note that you have attributed the $11 million decrease in wireless revenues primarily to “low current period orders as a result of high inventory levels of our connection manager product at a key customer.” It is unclear from this statement when revenue from transactions with your key customer is recognized. In this regard, is revenue recognized on a sell-through basis or when items are shipped? Please explain in detail how your revenue recognition policy, as described on page 20, applies to this key customer.
          The key customer, which is Verizon Wireless, purchases USB hardware from vendors such as Novatel Wireless, Pantech, LG, and ZTE. Verizon purchases software licenses from us that allow these devices to interface or connect with the Verizon network. Verizon purchased approximately 1.5 million licenses (at an average selling price of $8.36 per license) in Q4-2010 to support their 3G wireless network and the new 4G/LTE network (which launched in the fourth quarter of 2010).
          Under our revenue recognition policy, revenues from sales to Verizon (as well as sales to other wireless carriers) are recognized when the customer takes title to the license and the license is deemed to be delivered, and as otherwise required by FASB ASC Topic No. 985-605, Software-Revenue Recognition. There is a no return provision in our contract with Verizon, as the software purchased is custom software, nor have we ever taken significant returns. There are different methods in which product is physically delivered to Verizon or Verizon’s authorized hardware OEMs, as well as different types of work:
•	Licenses — Licenses are purchased in quantity and paired with USB hardware purchased by Verizon from other vendors. Software license inventory is held by Verizon.

•	Activations — Activation revenue is recognized based on customer activations of preloaded Company software, based on customer activation reports received over the Internet.

•	CDs — Our software is loaded on CDs and shipped to the customer. Revenue is recognized upon shipment of the CD to the customer.
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

•	Customization and adaptation work — Revenues from this type of work are recognized upon completion of work per contract based on customer acceptance to an agreed to Statement of Work.

•	Hosting — Hosting is billed and recognized monthly per contract.

•	Maintenance and support — Maintenance and support is billed annually but recognized ratably over the term of the maintenance agreement, which is generally one year.
5.	We note that your Form 10-Q for the quarterly period ended March 31, 2011 was filed on May 5, 2011. By this date, your stock had continued to decrease, to approximately $5.66 from approximately $15.74 on December 31, 2010 [sic]. Tell us what consideration was given to disclosing the approximate 64% drop in your stock price to $5.66 in the period since December 31, 2010. Please tell us what consideration was given to disclosing your significantly changed position and disclosing the possibility of impairment of your goodwill.
          At May 5, 2011, the Company’s market capitalization was $203.1 million and the net book value of our assets was estimated to be approximately the same amount. Also at that time, we were projecting to achieve our revised internal business plan for the year of $121.5 million in revenue and operating income of $10.5 million on a non-GAAP basis. Based on market capitalization relative to our net assets and our internal forecasts, we did not believe at the time that we would face the possibility of impaired goodwill.
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Notes to the Consolidated Financial Statements
Note 11. Goodwill and Long-Lived Assets, page 11
6.	We note that you “will ‘more likely than not’ have to perform Step 1 of the impairment test” if there is a triggering event in the third and fourth quarters. Please confirm, if true, that no Step 1 test was performed as of June 30, 2011. Considering your revenue and your stock price have significantly declined during the first two quarters of 2011, please explain how you concluded that no triggering event had occurred. In this regard, please clarify why the technology shift you refer to within your MD&A (your page 20) does not represent a triggering event. While we note that these changes are recent, they appear to be company specific and represent severe declines that appear likely to continue. Please provide us with your analysis that supports your conclusion “that it is ‘more likely than not’ that the fair value of any of [your] reporting units has not declined below the reporting unit’s carrying amount.”
          No Step 1 test was performed as of June 30, 2011. As of June 30, 2011, the Company concluded that a decline in its stock price and market capitalization was not representative of the fair value of the reporting unit as a whole. Even as of the filing date for the 10-Q for the period ended June 30, 2011 (August 3, 2011), the Company believed that the triggering events that would indicate the need for a Step 1 goodwill impairment test were temporary in nature and that it was “more likely than not” that the fair value of any of its reporting units had not declined below the reporting unit’s carrying amount due to the following reasons:
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

•	Stock price is currently depressed — we believed that the short-term decline in the market price of the Company’s stock was not indicative of an actual decline in the company’s fair value. The Company’s stock price was $15.74 at December 31, 2010 and dropped to $9.36 at March 31, 2011, we believe primarily as a result of the announcement of the suspension of the Company’s annual guidance and re-guiding revenues for the first quarter of 2011. The Company’s stock price ended June 30, 2011 at $4.21, we believe primarily as a result of our first quarter results and issuing similar guidance for the second quarter of 2011 as our actual first quarter results. The stock markets in general and our stock in particular have been highly volatile during 2011. The Company believed that the decline in the price of our stock was temporary. We had a plan to increase revenues and profitability during the second half of 2011 with the launch of our new products which, if successful, would be expected to result in an increase in our stock price and market capitalization.

•	Revenues are currently depressed due to a technology shift — the second fiscal quarter was the first one where we could see evidence that there had been a technology shift in our customer’s marketplace resulting in our current core connection management products experiencing lower demand in certain markets. Carriers are struggling as internet providers such as Google, Apple, and others are starting to “dis-intermediate” the wireless carriers, resulting in the de-coupling of mobile data traffic and the associated revenue. Sales of USB hardware are slowing not just at Verizon but also among other wireless carriers. Verizon has compounded this trend by no longer focusing its marketing resources on USB devices during the first half of 2011. There has also been an explosion of new devices with connectivity built into the operating system, thus lowering demand for our current core connection management products. With this shift in the marketplace, the Company is evolving its connectivity business from primarily USB devices to multi-device “experience” management products, which include premium applications and network/application controls. There are several new products, all based on our existing underlying core technology, that we expect to launch during the second half of 2011 that will address the technology shift in the marketplace. They are (i) Mobile Network Director (MND), (ii) Hotspot Manager (HSM), (iii) Application & Connection Control (ACC), and (iv) Experience Manager (EM). The Company expected that these new products could result in improved revenues and corresponding increases in our profitability and stock price during the second half of 2011.

•	Earnings are currently depressed — we are still investing heavily in R&D to bring the aforementioned new products to market. We expected that our new products would increase revenues, profitability, and our stock price the second half of this year.
Future Triggering Events
          If the Company’s revenues, profitability, and stock price do not improve in the third or fourth quarter of 2011, it is more likely than not that will need to perform a Step 1 impairment test at that time. The triggering events that we are monitoring during the third quarter of 2011 are:
•	Revenues — must achieve (or be close to) our current internal forecast of $20 million.

•	New Products — must receive sales orders for at least one of the new products mentioned above, resulting in recognized revenue.

•	Profitability — must be favorable to the current internal forecast of a non-GAAP operating loss of $8.1 million.

•	Stock Price — must be at least $4.60 at September 30, 2011.
     As of the date of this letter, our stock price is trading under $2.00 per share. We plan on engaging our third party valuation advisor, Globalview Advisors LLC, to do a full valuation analysis of our reporting units for the purposes of performing a goodwill and long-lived assets impairment test. It may be “more likely than not” that we would have to record an impairment of goodwill and/or long-lived assets for the period ending September 30, 2011, which we assess prior to the time that we report our financial results for the third quarter.
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300

Mr. Stephen G. Krikorian
September 9, 2011

*            *            *            *            *
          In connection with the Staff’s comment letters and our responses, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/s/ Andrew Schmidt
Andrew Schmidt
Chief Financial Officer

cc:	Tamara Tangen, Staff Accountant
51 Columbia, Aliso Viejo California 92656 phone: (949)362-5800 fax: (949)362-2300